UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SanDisk Corporation

File No. 0-26734 CF#23562

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Western Digital Corporation (successor to SanDisk Corporation) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information SanDisk Corporation excluded from the Exhibits to a Form 10-Q filed on May 7, 2009.

Based on representations by Western Digital Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 7, 2024
Exhibit 10.2	through May 7, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary